Star Gold Corp.

1875 N. Lakeview Drive, Suite 303

Coeur d’Alene, ID 83814

208-664-5066

March 11, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Coleman and Karl Hiller

Division of Corporation Finance

Ref:	Star Gold Corp.

Comment Letter dated January 22, 2024

File No. 000-52711

Dear Sir:

This letter is in response to your comment letter (the “Comment Letter”) dated January 22, 2024 with regard to the Form 10-K of Star Gold Corp., a Nevada corporation (“Star Gold” or the “Company”). The Company is filing a Form 10-K-A pursuant to the comment letter and contemporaneous with this response letter.

The Company responses are keyed to the items in your comment letter of January 22, 2024.

Form 10-K for the Fiscal Year ended April 30, 2023

1.	We have revised disclosures to reference the Company as an exploration stage company and our property as an exploration stage property.

2.	We have identified our mineral property location using an easily recognizable coordinate system that is accurate to within one mile.

3.

We have modified our disclosures to state that our activities over the past 9 years have not included any exploration activities but instead have been primarily related to performing wildlife, economic feasibility and archaeological studies and other related activities.

4.

We have revised our disclosures regarding specific samples and intersections to include a description of the sampling programs of which they are a part and to provide context and justification for excluding other sample results.

5.	We have provided disclosure regarding our internal controls used in our exploration and mineral resource and reserve estimation efforts.

Thank you for your consideration. We appreciate the opportunity to respond.

Best regards,

/s// Kelly J. Stopher

Kelly J. Stopher

Chief Financial Officer

Star Gold Corp.